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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

i-STAT CORPORATION
(Name of Subject Company (Issuer))

Senator Acquisition Corporation
 a wholly owned subsidiary of
ABBOTT LABORATORIES
(Names of Filing Persons (Offerors))

Common Stock, Par Value $.15 Per Share
(Title of Class of Securities)

450213 10 3
(CUSIP Number of Class of Securities)

Jose M. de Lasa
Senior Vice President and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
 James T. Lidbury
Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
Telephone: (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 12.  Exhibits

    Text of Joint Press Release issued by Abbott Laboratories and i-STAT Corporation on December 15, 2003

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  Item 12. Exhibits